

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2016

Via E-mail
Salvador Rosillo
Chief Executive Officer
HempAmericana, Inc.
78 Reade Street, 4F (Bell 7)
New York, NY 10007

Re: **HempAmericana, Inc.**
Offering Statement on Form 1-A
Filed November 18, 2016
File No. 024-10642

Dear Mr. Rosillo:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify the amount of shares you are offering and ensure that this amount is disclosed consistently throughout your offering statement. We note that Item 4 of Part I discloses that you are offering 1,000,000,000 shares, page 1 of Part II discloses that you are offering 1,000,000 shares, and page 4 of Part II discloses that you are offering 1,111,111,111 shares.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction